PROSPECTUS SUPPLEMENT NO. 1                     FILED PURSUANT TO RULE 424(B)(3)
(TO PROSPECTUS DATED SEPTEMBER 23, 2005)        REGISTRATION NO. 333-126141

                          UNISOURCE ENERGY CORPORATION

                RELATING TO RESALES BY SELLING SECURITYHOLDERS OF

                                  $150,000,000

                   4.50% CONVERTIBLE SENIOR NOTES DUE 2035 AND
SHARES OF COMMON STOCK (WITHOUT PAR VALUE) ISSUABLE UPON CONVERSION OF THE NOTES

                               ------------------

     This prospectus supplement, which supplements UniSource Energy Corporation's (the "Company") prospectus dated September 23, 2005, relates to resales by selling securityholders of $150,000,000 in aggregate principal amount of the Company's 4.50% Convertible Senior Notes due 2035 and the shares of the Company's common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the related prospectus, which is to be delivered by selling securityholders to prospective purchasers along with this prospectus supplement.

                               -------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     YOU SHOULD READ AND RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS, TOGETHER WITH THOSE DOCUMENTS INCORPORATED BY REFERENCE, AS DESCRIBED ON PAGE (iii) OF THE PROSPECTUS UNDER INCORPORATION BY REFERENCE. NEITHER THE COMPANY NOR ANY SELLING SECURITYHOLDER HAS AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT. THE SELLING SECURITYHOLDERS ARE OFFERING TO SELL, AND ARE SEEKING OFFERS TO BUY, THE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE RELATED PROSPECTUS CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE RESPECTIVE DOCUMENT.

     INVESTING IN THE NOTES OR THE SHARES OF THE COMPANY COMMON STOCK ISSUABLE ON CONVERSION OF THE NOTES INVOLVES RISKS. SEE RISK FACTORS BEGINNING ON PAGE 6 OF THE RELATED PROSPECTUS.

                              --------------------

          The date of this prospectus supplement is November 23, 2005.

     The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading SELLING SECURITYHOLDERS in the related prospectus. The information is based on information provided to the Company by or on behalf of the selling securityholders on or prior to November 16, 2005 and has not been independently verified by the Company. Since the date on which each selling securityholder identified below provided this information, any of these selling securityholders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling securityholders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling securityholders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

                                          PRINCIPAL AMOUNT OF                 NUMBER OF SHARES      PERCENTAGE OF
                                           NOTES BENEFICIALLY    PERCENTAGE    OF COMMON STOCK        SHARES OF
                                               OWNED THAT         OF NOTES        THAT MAY           COMMON STOCK
SELLING SECURITYHOLDER                      MAY BE SOLD (1)      OUTSTANDING     BE SOLD (2)     OUTSTANDING (3)(4)
----------------------------------------  -------------------    -----------  ----------------   -------------------
Alexandra Global Master Fund, Ltd. (5)         $5,000,000           3.33            133,333               *
Institutional Benchmark Series                    526,000           0.35             14,027               *
  (Master Feeder) Limited in respect
  of Electra Series c/o Quattro Fund (6)
Luminus Energy Partners Master Fund,              500,000           0.33             13,333               *
  Ltd. (7)
McMahan Securities Co., L.P. (8)                  500,000           0.33             13,333               *
The Northwestern Mutual Life                    5,000,000           3.33            133,333               *
  Insurance Company (9)
Quattro Fund Ltd. (10)                          9,200,000           6.13            245,333               *
Quattro Multistrategy Masterfund                  524,000           0.35             13,973               *
  LP (11)
Sunrise Partners Limited                        2,500,000           1.67             66,667               *
  Partnership (12)
Teachers Insurance and Annuity                  4,000,000           2.67            106,667               *
  Association College Retirement
  Equity Fund (13)
T. Rowe Price Small Cap Value Fund,            10,000,000           6.67            266,667               *
  Inc. (14)

----------------------

*    Less than 1%
(1) Beneficial ownership is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2) Assumes conversion of all of the holder's notes at an initial conversion rate of 26.6667 shares of the Company's common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described in the prospectus under "Description of the Notes--Conversion of Notes--Conversion Rate Adjustments". As a result, the number of shares of the Company's common stock issuable upon conversion of the notes may increase or decrease in the future.
(3) Calculated on the basis of 34,731,206 shares of the Company's common stock outstanding as of November 7, 2005. In calculating this percentage, based on Rule 13d-3(d)(1)(i) of the Exchange Act, the Company treated as outstanding that number of shares of the Company's common stock issuable upon conversion of all of the particular holder's notes. However, the Company did not assume the conversion of any other holder's notes.


                                       2


(4) Assumes that all holders of notes, or any future transferees, pledgees, donees, or successors of or from such holders of notes, do not beneficially own any shares of the Company's common stock other than the shares issuable upon conversion of the notes at the initial conversion rate.
(5) Alexandra Investment Management, LLC ("AIM") is an investment adviser to Alexandra with respect to the securities listed above for Alexandra. AIM may therefore be deemed to be an indirect beneficial owner with shared voting/investment power with respect to such securities, however, AIM disclaims beneficial ownership of such securities. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of AIM and therefore may be deemed to be indirect beneficial owners with shared voting/investment power with respect to such securities, however, Messrs. Filimonov and Sogoloff disclaim beneficial ownership of such securities.
(6) Gary Crowder has voting and investment power with respect to the securities listed for Institutional Benchmark Series (Master Feeder) Limited in respect of Electra Series c/o Quattro Fund.
(7) Paul Segal has voting and investment power with respect to the securities listed for Luminus Energy Partners Master Fund, Ltd. ("Luminus") but disclaims beneficial ownership of such securities. Luminus also owns 614,500 shares of the Company's common stock which were not included in the calculation of Luminus' percentage of shares of common stock outstanding in the table above. Taking into account the additional 614,500 shares of the Company's common stock held by Luminus, Luminus would, upon conversion, hold 1.81% of the Company's outstanding common stock.
(8) McMahan Securities Co., L.P. ("McMahan") has identified itself as a registered broker-dealer and may therefore be deemed an "underwriter" within the meaning of the Securities Act of 1933, as amended, with respect to the securities listed above for such selling securityholder. Ron Fertig, Jay Glassman, Joseph Dwyer, D. Bruce McMahan, Scott Dillinger and Norman Zeigler have voting and investment power with respect to the securities listed for McMahan.
(9) The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") has identified itself as an affiliate of the following registered broker-dealers: Northwestern Mutual Investment Services, LLC, Frank Russell Capital Inc., Frank Russell Securities, Inc. and Russell Fund Distributors, Inc., and has represented to the Company that it (i) purchased the securities listed above in the ordinary course of business and (ii) at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
     In the ordinary course of business, broker-dealer affiliates of Northwestern Mutual, may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, the Company's securities or securities of its affiliates, for such broker-dealers' own accounts or for the accounts of others. Other affiliates of Northwestern Mutual, including investment advisor affiliates, may in the ordinary course of business, effect transactions in the Company's securities or securities of its affiliates. Only security holdings of Northwestern Mutual are specifically disclosed in above table.
     Northwestern Investment Management Company, LLC ("NIMC") is one of the investment advisers to Northwestern Mutual and is the investment adviser for Northwestern Mutual with respect to the securities listed for Northwestern Mutual above. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities. Jerome R. Baier is a portfolio manager for NIMC and manages the portfolio which holds the securities listed for Northwestern Mutual above and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such securities, however, Mr. Baier disclaims beneficial ownership of such securities. Northwestern Mutual and its affiliates may, in the ordinary course of business, take part in transactions involving the real property of the Company or its affiliates. However, Northwestern Mutual does not concede that the foregoing necessarily constitutes material relationships under
     Item 507 of Regulation S-K that must be disclosed in the prospectus.
(10) Andrew Kaplan, Louis Napoli and Brian Swain have voting and investment power with respect to the securities listed for Quattro Fund ltd.
(11) Andrew Kaplan, Louis Napoli and Brian Swain have voting and investment power with respect to the securities listed for Quattro Multistrategy Masterfund LP.
(12) Sunrise Partners Limited Partnership has identified itself as an affiliate of Paloma Securities LLC, a registered broker-dealer, and INFM Securities LLC, a registered broker-dealer, and has represented to us that it: (i) purchased the securities listed above in the ordinary course of business and (ii) at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. S. Donald Sussman has voting and investment power with respect to securities listed for Sunrise Partners Limited Partnership, however, Mr. Sussman disclaims beneficial ownership of such securities.


                                       3


(13) Teachers Insurance and Annuity Association College Retirement Equities Fund has identified itself as an affiliate of TIAA-CREF Individual & Institutional Services, LLC, a registered broker dealer, and Teachers Personal Investors Services, Inc., a registered broker-dealer, and has represented to us that it: (i) purchased the securities listed above in the ordinary course of business and (ii) at the time of the purchase of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(14) T. Rowe Price Small Cap Value Fund, Inc. ("T. Rowe Price") has identified itself as an affiliate of T. Rowe Price Investment Services, Inc., a wholly-owned subsidiary of T. Rowe Price Associates, Inc. and a limited purpose broker-dealer. T. Rowe Price also owns 412,000 shares of the Company's common stock which were not included in the calculation of T. Rowe Price's percentage of shares of common stock outstanding in the table above. Taking into account the additional 412,000 shares of the Company's common stock held by T. Rowe Price, T. Rowe Price would, upon conversion, hold 1.954% of the Company's outstanding common stock. T. Rowe Price Associates, Inc. ("Price Associates"), which is a registered investment advisor under the Investment Advisors Act of 1940, has voting and investment power with respect to 3,190,550 shares of the Company's common stock, including the additional 412,000 shares of the Company's common stock held by T. Rowe Price. Taking into account the 3,190,550 shares of the Company's common stock, Price Associates would, upon conversion, have voting and investment power with respect to 9.954% of the Company's outstanding common stock.
(15) Information about other selling securityholders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.


                                       4